CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2007	2006	2005	2004	2003
Earnings from continuing operations	$84,673	$64,828	$59,081	$52,202	$57,008
Income taxes	29,613	33,059	37,495	27,691	29,846
Earnings from continuing operations before income taxes	$114,286	$97,887	$96,576	$79,893	$86,854
Fixed charges:
Interest, long-term debt	$32,903	$33,138	$24,583	$26,909	$25,841
Interest, other (including interest on short-term debt)	8,408	4,662	2,431	984	2,220
Amortization of debt expense, premium, net	1,399	1,295	1,482	1,797	1,526
Portion of rentals representative of an interest factor	558	506	283	267	513
Total fixed charges	$43,268	$39,601	$28,779	$29,957	$30,100
Earnings from continuing operations before income taxes	$114,286	$97,887	$96,576	$79,893	$86,854
Total fixed charges from above	43,268	39,601	28,779	29,957	30,100
Earnings from continuing operations before income taxes and fixed charges	$157,554	$137,488	$125,355	$109,850	$116,954
Ratio of earnings to fixed charges	3.64	3.47	4.36	3.67	3.89